UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number
000-19301
NOTIFICATION OF LATE FILING

(Check One):  X Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR           ☐  Form N-CSR
For Period Ended:                                        December 31, 2015

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

iSign Solutions, Inc.
Full Name of Registrant

Communication Intelligence Corporation
Former Name if Applicable

275 Shoreline Drive, Suite 500
Address of Principal Executive Office (Street and Number)

Redwood City, CA 94065
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is working with a third-party valuation firm to determine the fair value of a bifurcated embedded derivative related to convertible debt to be recorded and disclosed in the Form 10-K for the period ending December 31, 2015.  The calculation and review of the fair value calculation will not be completed by March 30, 2016 without unreasonable effort and expense to the Registrant.  The Registrant expects to be in a position to file the Form 10-K with fifteen (15) days after March 30, 2016

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Andrea Goren	650	802-7723
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 iSign Solutions, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date            3-30-2016                                                                                  By    /s/  Andrea Goren
      Andrea Goren
      Chief Financial Officer